Exhibit 99.1

PAN AMERICAN INCREASES SILVER PRODUCTION AGAIN AND
DELIVERS RECORD OPERATING CASH FLOW
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – August 13, 2008 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the second quarter ended June 30, 2008, and provided a revised forecast for production and cash costs for the remainder of the year.  The Company also provided an update on project development at its new Manantial Espejo and San Vicente mines.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on SEDAR at www.sedar.com.

Second Quarter Highlights1

•  Silver production increased 11% from Q2 2007 to 4.7 million ounces
•  Sales rose 31% from Q2 2007 to $104.1 million
•  Net income increased 16% from Q2 2007 to $21.4 million or $0.26/share
•  Adjusted net income[2] increased 35% from Q2 2007 to $25.0 million or $0.31/share
•  Cash flow from operations (before changes in non-cash working capital) rose 45% from Q2 2007 to a record $45.7 million
•  Mine operating earnings[3] rose to $39.3 million, a 25% increase from Q2 2007
•  Cash cost[3] of silver production was $5.28 per ounce
•  Construction of Manantial Espejo approximately 90% complete; start-up now scheduled for Q4 2008
•  Production forecast for 2008 adjusted to 18.8 million ounces of silver

1 Financial information in this news release is based on Canadian GAAP
2 Adjusted net income is equal to net income, excluding non-cash foreign exchange losses of $3.9 million related to the revaluation of future income tax liabilities
3 Mine operating earnings and cash costs are non-GAAP measures. For a detailed description of these measures please refer to page 3 and page 7 of the MD&A.

Geoff Burns, President & CEO commented “We increased silver production again, posted a new quarterly record for operating cash flow and recorded substantial bottom line income for the ninth consecutive quarter.  We remain well positioned to deliver yet another year of record silver production and record earnings.  Pan American now expects to produce 18.8 million ounces of silver in 2008 and 25 million ounces of silver in 2009. ”

Financial Results

Sales during the second quarter of 2008 rose 31% from the same period in 2007 to $104 million.  The increase was mainly due to higher silver prices, increased copper and lead concentrate shipments and higher doré sales from the Company’s Mexican operations.

Mine operating earnings increased to $39.3 million, a robust 25% increase from the second quarter of 2007.  Increased silver production and higher realized prices for silver and other by

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products, with the exception of zinc, more than offset increased cost of sales and higher depreciation charges.

Consolidated net income for the second quarter was $21.4 million or $0.26 per share, a 16% increase from 2007.  Included in net income was a $3.9 million or $0.06 per share non-cash foreign exchange loss on the revaluation of future income tax liabilities.  This exchange loss will have no impact on actual taxes payable.  Adjusted net income2 for the quarter was $25.0 million or $0.31 per share.

Pan American’s cash flow from operations before changes in working capital increased 45% to a new quarterly record of $45.7 million, mainly as a result of increased production and higher realized silver prices.

The Company invested $66.2 million in capital expenditures during the quarter, of which $40.7 million and $13.5 million were allocated to construction of the Manantial Espejo mine and the San Vicente expansion project, respectively.

At June 30, 2008 the Company’s working capital was $214.6 million and the Company remains fully funded to complete its growth plans.

Production And Operations

Pan American produced 4.7 million ounces of silver during the second quarter of 2008. This represents an 11% increase from Q2 2007 and 0.3 million ounces more than in the first quarter of this year.  Alamo Dorado, which has become the Company's highest producing silver mine, produced in excess of 1.5 million ounces, while La Colorada and Huaron both added just under one million ounces each to quarterly silver production.

Consolidated cash costs increased to $5.28 per ounce of silver.  This was higher than the estimated annual forecast of $4.27 per ounce, largely as a consequence of lower than expected by-product credits and higher energy and labour costs at the Company’s Peruvian operations.

Outlook

Pan American's seven producing mines are operating as expected. Construction at Manantial Espejo, the Company's newest silver mine, was approximately 90% complete at the end of June, with start up scheduled for Q4 2008 and the expansion of San Vicente remains on schedule for completion by year end. Pan American is now forecasting silver production of 18.8 million ounces in 2008, at an average cash cost of $5.10 per ounce.

Geoff Burns added: “Our mines are operating as planned, our expansion projects are progressing well, and we continued to realize on excellent silver prices.  There is no question that of late silver prices have been extremely volatile; however, the fundamentals remain positive and I am optimistic that silver will trend higher over the balance of the year leading to continuing strong financial results for Pan American.”

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in the second half of 2008.

Technical information contained in this news release has been reviewed by Michael Steinmann,
P.Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss financial and operating results on Wednesday, August 13, 2008 at 8:00 am PT (11:00 am ET).  North American participants dial toll-free 1-800-762-8779 and international participants dial 1-480-248-5081.  The call will also be broadcast live on the Internet at http://www.investorcalendar.com/IC/CEPage.asp?ID=132311.    Listeners may also gain access by logging on at www.panamericansilver.com.  The call will be available for replay for one week after the call by dialing 1-800-406-7325 (for North American callers) and 1-303-590-3030 (for international callers) and entering passcode 3903550.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING, BUDGET AND EXPENDITURES FOR CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND SAN VICENTE, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS AND PROJECTED CASH COSTS PER OUNCE, THE ADEQUACY OF CAPITAL OR THE REQUIREMENTS FOR ADDITIONAL CAPITAL, EXPECTATIONS REGARDING FUTURE SILVER PRICES, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT

FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$21,357	$18,472	$51,514	$38,907
Basic income per share	$0.26	$0.24	$0.65	$0.51
Mine operating earnings(1)	$39,259	$31,417	$87,634	$46,291
Cash flow from operations (excluding changes in non-cash operating working capital)	$45,691	$31,537	$91,102	$45,264
Capital spending	$61,805	$39,866	$105,318	$59,138
Cash and short-term investments	$106,667	$107,315	$106,667	$107,315
Net working capital	$214,566	$186,337	$214,566	$186,337

Consolidated Production

Tonnes milled	943,557	776,188	1,876,272	1,413,777
Silver – ounces	4,701,278	4,219,751	9,210,539	7,563,835
Zinc – tonnes	9,950	9,931	19,354	19,485
Lead – tonnes	4,038	4,015	8,274	7,749
Copper – tonnes	1,539	1,280	2,947	2,583
Gold – ounces	6,770	6,938	13,579	10,258

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (1)	$5.28	$2.61	$4.50	$2.73
Total production cost per ounce (1)	$8.06	$4.82	$7.28	$4.75

Payable ounces of silver	4,413,373	3,916,550	8,640,629	6,986,103

Average Metal Prices
Silver – London Fixing per ounce	$17.17	$13.33	$17.38	$13.31
Zinc – LME Cash Settlement per tonne	$2,115	$3,667	$2,269	$3,561
Lead – LME Cash Settlement per tonne	$2,316	$2,182	$2,601	$1,979
Copper – LME Cash Settlement per tonne	$8,448	$7,637	$8,108	$6,766
Gold – London Fixing per ounce	$896	$667	$910	$658

(1)
Mine operating earnings is a non-GAAP measure. Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

(2)
Total cash cost and total production cost per ounce are non-GAAP measurements and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes. In addition, see the reconciliation of operating costs to "Cash Cost per Ounce of Payable Silver" set forth in the Management Discussion and Analysis.

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